Exhibit 21.1
Subsidiaries of
Apple Inc.*

Jurisdiction of Incorporation
Apple Canada Inc.	Canada
Apple Computer Trading (Shanghai) Co., Ltd.	China
Apple Distribution International	Ireland
Apple Europe Limited	United Kingdom
Apple France	France
Apple GmbH	Germany
Apple Japan, Inc.	Japan
Apple Operations	Ireland
Apple Operations Europe	Ireland
Apple Operations International Limited	Ireland
Apple Pty Limited	Australia
Apple Sales International	Ireland
Apple Value Services, LLC	Virginia, U.S.
Braeburn Capital, Inc.	Nevada, U.S.

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.